UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   973812 10 0
                                 (CUSIP Number)

                                Michael O'Reilly
                                 JoAnn O'Reilly
                       Windswept Environmental Group, Inc.
                             100 Sweeneydale Avenue
                            Bay Shore, New York 11706
                                 (516) 434-1300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),or 240.13d-1 (f), or 240.13s-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  973812 10 0
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     Michael O'Reilly
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [  ]
          (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                      3,527,333
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                            -0-
REPORTING      -----------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                            3,527,333
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,527,333 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No.  973812 10 0
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     JoAnn O'Reilly
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [  ]
          (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER
SHARES                       311,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY            8    SHARED VOTING POWER
EACH                         -0-
REPORTING      -----------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                             311,000
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    311,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [ X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the common stock, $.0001 par value (the "Common Stock"), of Windswept Environmental Group, Inc. (the "Company"). The Company is a Delaware corporation with principal executive offices at 100 Sweeneydale Avenue, Bay Shore, New York 11706.

Item 2.   Identity and Background.

     (a) This statement is being filed by Michael O'Reilly and JoAnn O'Reilly (the "Reporting Persons"). The Reporting Persons are husband and wife.

     (b) The business address of each of the Reporting Persons is 100 Sweeneydale Avenue, Bay Shore, New York 11706.

     (c) Michael O'Reilly is, and has been, the Chairman of the Board of Directors, Chief Executive Officer and President of the Company since 1996. Michael O'Reilly is also the President of Trade-Winds Environmental Restoration, Inc. ("Trade-Winds"), Vice President of North Atlantic Laboratories, Inc.
("North Atlantic"), and Vice President of New York Testing Laboratories, Inc. ("New York Testing" and, together with the Company, Trade-Winds and North Atlantic, the "Windswept Entities"), each a subsidiary of the Company. The address for each of the Windswept Entities is 100 Sweeneydale Avenue, Bay Shore, New York 11706.

     JoAnn O'Reilly was a member of the Board of Directors of the Company from 1996 through and until the acceptance of her resignation by the Company on October 26, 1999.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a United States citizen.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

     The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

Item 3.   Source and Amount of Funds or Other Consideration.

     In connection with the transactions described in Item 4 (the answer to which is incorporated herein by reference), on October 29, 1999, the Company granted to Michael O'Reilly an option to purchase 2,674,714 shares of Common Stock which vests and becomes exercisable in equal installments on each of the first, second and third anniversaries of October 29, 1999. The Company also granted to Michael O'Reilly an option to purchase 2,811,595 shares of Common Stock which is exercisable on or after October 29, 2006; except that the exercisability of such option will be accelerated if and to the extent that Spotless Plastics (USA) Inc. ("Spotless") converts or exchanges its Note (as defined below).

     Of the Common Stock reported as beneficially owned by Michael O'Reilly, 2,000,000 shares are shares underlying an option previously granted to him by the Board of Directors of the Company (the "Board") which, upon the occurrence of the transactions described in Item 4 (the answer to which is incorporated herein by reference), became vested and fully exercisable as of October 29, 1999 for a five-year period at an exercise price of $.01 per share, but which have not been exercised; and 1,350,000 shares are shares issuable under existing options granted by the Board for services rendered which are exercisable at prices ranging from $.1875 to $.34 per share and which have not yet been exercised. Each of these options has vested and is fully exercisable. Of the remaining 177,333 shares beneficially owned by Michael O'Reilly, 44,000 shares were grants of stock by the Company for his services rendered as Chairman of the Board; and 133,333 shares were granted by the Company to Michael O'Reilly as part of a bonus in the amount of $100,000. These amounts do not include the 311,000 shares beneficially owned by JoAnn O'Reilly, Mr. O'Reilly's wife, as to which shares he disclaims beneficial ownership.

     Of the Common Stock reported as beneficially owned by JoAnn O'Reilly, 11,000 shares owned and 300,000 shares issuable upon exercise of options exercisable within 60 days were acquired as compensation for director services rendered. These amounts do not include the 3,527,333 shares beneficially owned by Michael O'Reilly, Mrs. O'Reilly's husband, as to which shares she disclaims beneficial ownership.

Item 4.   Purpose of Transaction

     (a) - (c) On October 29, 1999, the Company entered into a subscription agreement (the "Subscription Agreement") with Spotless whereby the Company sold to Windswept Acquisition Corporation ("Acquisition Corp."), a wholly-owned subsidiary of Spotless, for an aggregate purchase price of $2,500,000,
22,284,683 shares of Common Stock, and 9,346 shares of Series B Convertible Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred"). These shares of Common Stock and Series B Preferred hold voting power equal to 58% of the Company's issued and outstanding shares, or 51% of the voting power of the Company on a fully diluted basis.

     In addition, Spotless advanced to the Company the sum of $2,000,000 pursuant to the terms of a convertible promissory note (the "Note"), which is convertible into 25,304,352 shares of Common Stock or 25,305 shares of Series B Preferred. As collateral for the Company's and its subsidiaries obligations under the Note, Spotless was granted a security interest in substantially all the tangible and intangible assets of each of the Windswept Entities. Effective with this change in control of the Company, the option previously granted to Michael O'Reilly to purchase 2,000,000 shares of the Common Stock of the Company, at an exercise price of $.01 per share, became vested and fully exercisable for a five-year period.

     In connection with the foregoing, Michael O'Reilly entered into an Employment Agreement with the Company (the "Amended Employment Agreement"). The Amended Employment Agreement is for a term of five years, calls for a base salary of $260,000 per year and a bonus equal to 2.5% of the Company's pre-tax income (as defined therein). Upon the termination of Michael O'Reilly's employment with the Company (other than for cause, death or disability or his resignation without good reason, as defined therein), Michael O'Reilly has the right to require the Company (or Spotless, if the Company's capital would be impaired by such a repurchase, pursuant to the Letter Agreement (as defined below)) to purchase, in a single transaction, all the shares of Common Stock owned by him as of October 29, 1999 and all the shares of Common Stock underlying options issued or issuable to him as of October 29, 1999, to the extent vested and exercisable (collectively, the "O'Reilly Shares"); provided, however, that as a condition precedent to requiring the Company to repurchase the O'Reilly Shares, Michael O'Reilly must forfeit the Conversion Date Option (as defined below), except to the extent that the Conversion Date Option is at that time vested and exercisable. Similarly, pursuant to a letter agreement, dated as of October 29, 1999, by and between Michael O'Reilly and Spotless (the "Letter Agreement"), Michael O'Reilly has the right, upon receipt of notice that Spotless or any of its affiliates has acquired a beneficial ownership of more than seventy-five (75%) percent of the outstanding shares of Common Stock of the Company (on a fully diluted basis), to require Spotless to purchase, in a single transaction, the O'Reilly Shares. The purchase price applicable to any such purchase shall be at a price mutually agreed upon. If the parties are not able to agree upon a purchase price, then the purchase price will be determined based upon a procedure using the appraised value of the Company at the time such obligation to purchase arises.

     The Company granted Michael O'Reilly on October 29, 1999 an option to purchase 2,674,714 shares of Common Stock, at an exercise price of $0.07904 per share, which option vests and becomes exercisable in equal installments on the first, second and third anniversaries of October 29, 1999. The Company has also granted Mr. O'Reilly an option to purchase 2,811,595 shares of Common Stock (the "Conversion Date Option"), at an exercise price of $0.07904 per share, which is exercisable on or after October 29, 2006, except that the exercisability of such option will be accelerated if and to the extent that Spotless converts or exchanges the Note, referred to above.

     (d) In connection with this transaction, on October 26, 1999, the Board, pursuant to the By-laws of the Company, increased the size of the Board from five (5) to nine (9) directors. The Board also accepted the resignation of JoAnn O'Reilly as a director of the Company, effective as of October 26, 1999, and appointed Brian Blythe, Ronald Evans, Peter Wilson and Charles L. Kelly, each of whom are nominees of Spotless, to the Board to fill the vacancies created by the foregoing. John Bongiorno, another Spotless nominee, is expected to be elected to the Board upon compliance by the Company with Section 14(f) of the Exchange Act.

     (e) In connection with this transaction, the Board approved an amendment to its Certificate of Incorporation increasing the number of authorized shares of Common Stock from Fifty (50,000,000) Million to One Hundred (100,000,000) Million. In addition, the Board designated Fifty (50,000) Thousand of its Ten (10,000,000) Million shares of Preferred Stock, par value $.01 per share, as Series B Preferred, subject to the rights, preferences, priorities, conditions, limitations and restrictions set forth in the Certificate of the Designations.

     (f) Not applicable.

     (g) As set forth in subsection (e) of this Item 4, the Board has approved an amendment to the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock from Fifty (50,000,000) Million to One Hundred (100,000,000) Million.

     (h) - ( j) Not applicable.

     The Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell or distribute their shares of the Company's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer.

     A.  Michael O'Reilly

     (a) Aggregate number of shares of Common Stock beneficially owned:3,527,333
         Percentage: 8.4%

     (b)  1. Sole power to vote or to direct vote: 3,527,333
          2. Shared power to vote or to direct vote: -0-
          3. Sole power to dispose or to direct the disposition: 3,527,333
          4. Shared power to dispose or to direct the disposition: -0-

     (c) Other than as reported in Item 2 through 4 above, there were no transactions by Michael O'Reilly during the past sixty (60) days.

     (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

     B.   JoAnn O'Reilly

     (a) Aggregate number of shares of Common Stock beneficially owned: 311,000
         Percentage: 0.7%

     (b)  1. Sole power to vote or to direct  vote:  311,000
          2. Shared power to vote or to direct vote: -0-

          3. Sole power to dispose or to direct the disposition: 311,000
          4. Shared power to dispose or to direct the disposition: -0-

     (c) Other than as reported in Item 2 through 4 above, there were no transactions by JoAnn O'Reilly during the past sixty (60) days.

     (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          See Item 4, the answer to which is incorporated herein by reference.

     As set forth in Item 3 (which answer is incorporated herein by reference), Michael O'Reilly disclaims beneficial ownership of 311,000 shares of Common Stock of the Company deemed to be beneficially owned by him solely by virtue of his relationship with JoAnn O'Reilly. JoAnn O'Reilly disclaims beneficial ownership of the 3,527,333 shares of Common Stock of the Company deemed to be beneficially owned by her solely by virtue of her relationship with Michael O'Reilly.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and/or any other person with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     1. Exhibit 1: Joint Filing Agreement, dated as of November 8, 1999, by and among Michael O'Reilly and JoAnn O'Reilly.

     2. Exhibit 2: Employment Agreement, dated as of October 29, 1999, by and between the Company and Michael O'Reilly.

     3. Exhibit 3: Side Letter Agreement, dated as of October 29, 1999, by and between Spotless Plastics (USA) Inc. and Michael O'Reilly.

     4. Exhibit 4: Stock Option Agreement, dated as of October 29, 1999, by and between the Company and Michael O'Reilly relating to 2,674,714 shares of Common Stock.

     5. Exhibit 5: Stock Option Agreement, dated as of October 29, 1999, by and between the Company and Michael O'Reilly relating to 2,811,595 shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 8, 1999


                                                 /s/ Michael O'Reilly
                                                --------------------------------
                                                      Michael O'Reilly



                                                 /s/ JoAnn O'Reilly
                                                --------------------------------
                                                         JoAnn O'Reilly

                                  EXHIBIT INDEX


     1. Exhibit 1: Joint Filing Agreement, dated as of November 8, 1999, by and among Michael O'Reilly and JoAnn O'Reilly.

     2. Exhibit 2: Employment Agreement, dated as of October 29, 1999, by and between the Company nd Michael O'Reilly.

     3. Exhibit 3: Side Letter Agreement, dated as of October 29, 1999, by and between Spotless Plastics (USA) Inc. and Michael O'Reilly.

     4. Exhibit 4: Stock Option Agreement, dated as of October 29, 1999, by and between the Company and Michael O'Reilly relating to 2,674,714 shares of Common Stock.

     5. Exhibit 5: Stock Option Agreement, dated as of October 29, 1999, by and between the Company and Michael O'Reilly relating to 2,811,595 shares of Common Stock.

                                                                  Exhibit 1

                             Joint Filing Agreement


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the shares of Common Stock, $.0001 par value per share, of Windswept Environmental Group, Inc., a Delaware corporation, is filed jointly and on behalf of each such person.



November 8, 1999                             /s/ Michael O'Reilly
                                            ------------------------------------
                                               Michael O'Reilly


November 8, 1999                             /s/ JoAnn O'Reilly
                                            ------------------------------------
                                               JoAnn O'Reilly